New York Menlo Park Washington DC London Paris	Madrid Tokyo Beijing Hong Kong

Michael Kaplan

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4111 tel 212 701 5111 fax michael.kaplan@davispolk.com

FOIA Confidential Treatment Request
Pursuant to Rule 83 by Warner Chilcott plc

December 16, 2010

Re:	Warner Chilcott plc Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 1, 2010 File No. 000-53772

Jim Rosenberg, Senior Assistant Chief Accountant
Mary Mast, Senior Staff Accountant
Tabatha Akins, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Rosenberg:

Warner Chilcott plc (the “Company”) has received the Staff’s comments contained in a letter to the Company dated December 2, 2010. Set forth below is the Company’s response to the Staff’s comments. For your convenience, the Staff’s comment is set forth in italics before each response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1 Business
Research and Development
Product Pipeline, page 11

Staff Comment:

1.
Please refer to your response to comment one.  We believe the breakdown you provided of research and development costs by the amount that is unallocated, milestones paid, regulatory expenses, and allocated amounts to specific research and development products is useful information that should be disclosed.  We also believe the amount spent on pre-clinical vs. clinical trials should be disclosed.

2010.12.16.1

FOIA Confidential Treatment Request
Pursuant to Rule 83 by Warner Chilcott plc

In the interest of resolving this comment, the Company will provide a breakdown of its research and development spending in its next Annual Report on Form 10-K.  The Company will provide disclosure (using the information for 2009 as an example) at the end of its section on Research and Development under Item 1 substantially to the effect of:

“In 2009, the Company spent $76.7 million on research and development, composed of $34.5 million of unallocated overhead expenses, $24.4 million of expenses allocated to specific projects (including $8.3 million allocated to pre-clinical stage projects and $16.1 million allocated to clinical stage projects), $11.5 million of milestone payments and license fees paid to third parties as described above, and $6.3 million of regulatory fees.”

2.
The information you provided highlights that you have spent a relatively significant amount of costs on one product and the costs incurred on other products have increased or decreased significantly from period to period.  Disclosure of this type of information indicates that the company is concentrating on certain products at any point in time.  For that reason, we believe the costs incurred for each period for any products which you deem significant should be disclosed.  That information helps an investor understand how much is being spent on products which you deem may be significant in the future at a given point in time.  Significance should not be synonymous only with products already approved, but should also be considered for products for which the company is developing.  If any products that the company deems significant experiences results which are not favorable, disclosure is required.  For example, disclosure would be required of the decision to halt research and development for [***Redacted***] and the effects of halting its development on future results of operations and financial position, if that product was considered significant before it was halted.

In analyzing the Company’s disclosure obligations with respect to its product pipeline and research and development (“R&D”) expenses, the Company believes it may be helpful to first take a step back to review the Company’s business model, and, in particular, its R&D strategy.  As disclosed in its Annual Report on Form 10-K for the year ended December 31, 2009 (the “Annual Report”), the Company’s “product development efforts are focused primarily on new products with established regulatory guidance and extending proprietary protection of … existing products through product improvements that may include new and enhanced dosage forms” (p. 2 of the Annual Report).  Consequently, the amount of the Company’s R&D spend is relatively modest, as compared to other, R&D-driven, pharmaceutical companies, where substantial R&D investments are required in order to discover, develop and bring to market products that address major unmet medical needs, often in multiple disease areas.  For example, Merck & Co., Inc. and Pfizer Inc. spent approximately 21% and 16%, respectively, of their 2009 revenues on R&D, whereas the Company spent only approximately 5% of its 2009 revenue on R&D and a similar percentage in prior years and the nine months ended September 30, 2010.  Accordingly, the Company’s focused and efficient approach to R&D spending generally results in annual R&D expenses that are much less material than that of other pharmaceutical companies with costly broad-based R&D strategies focused on basic science and the development of products that address major unmet medical needs.

As a result of this R&D strategy, the Company’s R&D expenses allocable to individual products in development are generally not material.  As the Company noted in its prior response letter, approximately half of the Company’s total investment in R&D during 2009 consisted of unallocated overhead, and a mere third of it, or 1.7% of total revenue, consisted

2010.12.16.2

FOIA Confidential Treatment Request
Pursuant to Rule 83 by Warner Chilcott plc

of allocated R&D expense for all projects combined.  In 2009, the greatest amount of R&D spending allocated to any product, [***Redacted***], constituted substantially [***Redacted***] of revenue.  Thus, the amount spent on any single product during the periods under review, while potentially significant relative to the spend on other products, was actually immaterial relative to the Company’s total revenue.

We are not aware of any requirement to disclose changes in spending on individual components of R&D expense that in the aggregate constitute 1.7% of total revenue, none of which are material or even approach 1% of total revenue.  (See Item 101(c)(1)(xi) of Regulation S-K, which only requires disclosure of material R&D spend.)  In fact, as we noted in an earlier response, Item 101(c)(1)(ii) of Regulation S-K requires only the disclosure of information about specific products that are material, and then specifically permits companies to omit disclosure about such material products in development when the information is commercially sensitive.

In addition to the fact that we are not aware of any requirement to disclose immaterial R&D expenses on a per product basis or changes to such immaterial R&D expenses on a per product basis, the Company respectfully disagrees with the Staff’s comment that the disclosure of allocated spending per product would provide investors with an indication of the products that “the company is concentrating on . . .  at any point in time.”  In fact, the Company believes that such disclosure may actually be misleading to investors.  Due to the timing of the incurrence of R&D expenses on a per project basis within the regulatory approval process and the focus of the Company’s R&D strategy on relatively low-cost product improvements such as new and enhanced dosage forms, the amount of R&D spend on any particular product during any given period often will not correlate to its significance to the Company or whether the Company is concentrating on that product.  For example, as noted in the Company’s response to the Staff dated November 12, 2010, the Company believes that Atelvia (a next generation product for the treatment of postmenopausal osteoporosis approved in the U.S. on October 8, 2010) and Lo Loestrin FE (a new oral contraceptive product for the prevention of pregnancy approved in the U.S. on October 21, 2010) will be material to its future results of operations and financial position and has consistently conveyed the material nature of such products to investors and provided developmental updates.  (See, e.g., (i) the press release issued by the Company on July 16, 2010 regarding Atelvia entitled “Warner Chilcott Announces 3-Month Extension of PDUFA Date on Next Generation Actonel Product” and (ii) the press release issued by the Company on January 27, 2010 regarding Lo Loestrin FE entitled “FDA Issues Complete Response Letter for Low Dose Oral Contraceptive”).   Nevertheless, the Company spent approximately [***Redacted***] and [***Redacted***] on the development of Atelvia and Lo Loestrin FE, respectively, in 2009 and approximately [***Redacted***] and [***Redacted***] on the development of Atelvia and Lo Loestrin FE, respectively, in the first six months of 2010, due largely to the stage of such products in the regulatory approval process.  As a result, an investor reviewing the Company’s R&D spend per product for the twelve-months ended December 31, 2009 or six-months ended June 30, 2010 might reasonably conclude that the products were not material to the Company’s future results of operations and financial condition.  This would be an incorrect conclusion.  Indeed, Atelvia represents the next generation of the Company’s largest product by revenue, Actonel.  In conclusion, because the costs incurred in any given period, and overall, with respect to each product are not directly correlated to the product’s materiality, the Company does not believe it would be appropriate to disclose them and further believes that such disclosure could be misleading.

2010.12.16.3

FOIA Confidential Treatment Request
Pursuant to Rule 83 by Warner Chilcott plc

The Company agrees that the list of material products that must be disclosed should not be synonymous with the list of products already approved, and that a determination of whether or not each unapproved product under development must be disclosed must also be made based on applicable SEC guidance.  The Company confirms that it undertook this analysis with respect to each of its products under development prior to the filing of the Annual Report, and notes that none of the disclosed products were approved at the time of the filing of the Annual Report.  In addition, the Company confirms that it intends to continue to provide updates to investors of material developments with respect to its material products under development.  With respect to the particular product cited in the Staff’s comment, the Company notes that [***Redacted***] was not considered material or likely to be material at the time of the filing of the Annual Report or at any time prior to the halting of work on such product.  Accordingly, the Company did not publicly disclose the development or the discontinuance of the development of [***Redacted***].  The Company acknowledges and agrees that disclosure of the decision to halt research and development for [***Redacted***] and the effects of halting its development on the Company’s future results of operations and financial position would have been required if [***Redacted***] was a material product required to be disclosed prior to the date that development work was halted.

3.
Please clarify if the amounts included in the disclosed and undisclosed products are synonymous with significant and insignificant products.  Also, please clarify the phase of development for each product in both the disclosed and undisclosed sections.

As noted above, Regulation S-K only requires that the Company disclose material products, and only if such disclosure would not adversely affect the Company’s competitive position.  In the Annual Report, the Company disclosed all products that it believed to be material.  In addition, the Company also disclosed certain products that it did not believe were material but that it determined appropriate to disclose based on a number of factors that were previously noted in the Company’s response to the Staff dated November 12, 2010, including materiality of R&D spend and its analysis of a complex set of other factors that included (i) the development stage of the product, (ii) the performance of the product in pre-clinical and/or clinical trials, (iii) the Company’s expectations regarding the potential future regulatory approval of the product, (iv) the commercial viability of the product, including the Company’s assumptions as to whether the product was likely to significantly impact its future financial performance, and (v) to a lesser extent, the expected impact of such disclosure on the Company’s competitive position.

In addition, for the reasons set forth in the above response, the Company does not believe that the amounts of R&D expense on a per product basis for the periods presented are synonymous with the products that the Company views as significant and insignificant.  For example, the allocated R&D spend for [***Redacted***], a discontinued product, exceeded the combined allocated R&D spend for Atelvia and Lo Loestrin FE in both the year ended December 31, 2009 and the six-month period ended June 30, 2010, when Atelvia and Lo Loestrin FE were expected to be material and [***Redacted***] was not.

2010.12.16.4

FOIA Confidential Treatment Request
Pursuant to Rule 83 by Warner Chilcott plc

Please see the table below regarding the phase of development for each product so listed.

Development Phase Table

		As of 12/31/2009	As of 6/30/2010
Product Description		Development Phase	Development Phase
Disclosed Pipeline Products
WC2055	Oral Antibiotic	Phase II
WC3016	Low Dose Oral Contraceptive (Lo Loestrin FE)	NDA
WC3026	Low Dose Oral Contraceptive	Phase III
WC3035	Novel Tetracycline	Preclinical
WC3036	Topical Alprostadil NexMed	NDA; FDA non-approvable letter received; Company preparing response
WC3043	Orally-administered Udenafil Product	Phase III	[***Redacted***]
WC3048	Intrinsa HSDD	EMA
WC3049	Intrinsa CHF	Phase II
WC3051	Once-a-week Osteoporosis Product (Atelvia)	NDA
N/A	Other Osteoporosis Products	Pre-Clinical and Phase I
N/A	Ulcerative Colitis: 5-ASA-like Compounds	Pre-Clinical, Phase I and Phase II
N/A	Nemonoxacin	Phase II
N/A	Azimilide	Phase III

Undisclosed Pipeline Products		[***Redacted***]

Development Phase Table Key
As used in the Development Phase Table above, the following terms have the meanings set forth below:
Phase I	=
the period from the beginning of work on Phase I studies up to, but not including, the earlier to occur of (i) the beginning of work on Phase II studies or (ii) the discontinuation of development and completion of a final clinical study report, if applicable.

Phase II	=
the period from the beginning of work on Phase II studies up to, but not including, the earlier to occur of (i) the beginning of work on Phase III studies or (ii) the discontinuation of development and completion of a final clinical study report, if applicable.

Phase III	=
the period from the beginning of work on Phase III studies up to, but not including, the earlier to occur of (i) the filing of an NDA with the FDA or (ii) the discontinuation of development and completion of a final clinical study report, if applicable.

NDA	=	a New Drug Application or supplement thereof has been filed with the FDA following completion of Phase III studies and is under review by the FDA.
EMA	=	an application for approval of a compound or new indication has been filed with the European Medicines Agency. This is similar to the filing of an NDA with the FDA.
Approved	=	NDA has been approved by the FDA.

*    *    *

2010.12.16.5

FOIA Confidential Treatment Request
Pursuant to Rule 83 by Warner Chilcott plc

Please note that all fax correspondence should be sent to me at fax number (212) 701-5111. If you have any questions or comments about the Company’s responses, please do not hesitate to contact me at (212) 450-4111.

Sincerely, /s/ Michael Kaplan Michael Kaplan

Cc:	Paul Herendeen
Izumi Hara
Ryan Sullivan

2010.12.16.6